UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2004.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:   OCTOBER 15, 2004                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

--------------------------------------------------------------------------------



                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)

                        CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


--------------------------------------------------------------------------------

AUDITORS' REPORT




To the Shareholders of
Baradero Resources Limited (formerly California Exploration Ltd.)


We have audited the consolidated balance sheet of Baradero Resources Limited (formerly California Exploration Ltd.) as at May 31, 2004 and 2003 and the consolidated statement of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On September 24, 2004 we reported separately to the shareholders of Baradero Resources Limited (formerly California Exploration Ltd.) on consolidated financial statements as at May 31, 2004 and 2003 and for the years ended May 31, 2004, 2003 and 2002 audited in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States) which included reconciliation to United States generally accepted accounting principles.



                                                                "D & H Group"
Vancouver, B.C.
September 24, 2004                                         CHARTERED ACCOUNTANTS



                                    D&H Group
                          A Partnership of Corporations
               A Member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)



                                                       2004            2003
                                                         $               $
                                   A S S E T S

CURRENT ASSETS

Cash                                                    100,921          36,207
Amounts receivable and prepaids                          10,303          10,469
                                                   ------------    ------------
                                                        111,224          46,676

OIL AND GAS PROPERTIES (Note 4)                               -          73,093

OTHER ASSETS (Note 5)                                    26,489          15,764
                                                   ------------    ------------
                                                        137,713         135,533
                                                   ============    ============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 7)        15,089         220,067

ADVANCES (Note 7)                                       127,548          99,548
                                                   ------------    ------------
                                                        142,637         319,615
                                                   ------------    ------------

          S H A R E H O L D E R S ' E Q U I T Y ( D E F I C I E N C Y )

SHARE CAPITAL (Note 6)                                1,751,878       1,751,878

DEFICIT                                              (1,756,802)     (1,935,960)
                                                   ------------    ------------
                                                         (4,924)      (184,082)
                                                   ------------    ------------
                                                        137,713         135,533
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)



APPROVED BY THE DIRECTORS

/s/ NICK DEMARE           , Director
-------------------------
/s/ HARVEY LIM            , Director
-------------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



                                                       2004            2003
                                                         $               $
REVENUES

Oil and gas sales                                        98,904          22,064
                                                   ------------    ------------
EXPENSES

Production                                               28,741           4,870
General and administration                               79,849          99,139
Depreciation, depletion and impairment                   44,187         580,101
                                                   ------------    ------------
                                                        152,777         684,110
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                 (53,873)       (662,046)
                                                   ------------    ------------

OTHER ITEMS

Interest and other income                                 4,099          11,590
Gain on abandonment of subsidiary (Note 2)              204,770               -
Recoveries (write-off) of other assets (Note 7(b))       24,162        (173,115)
Impairment of amounts receivable and bridge loan              -        (169,322)
Write-off of capital assets                                   -         (63,798)
Unrealized foreign exchange loss                              -         (15,790)
                                                   ------------    ------------
                                                        233,031        (410,435)
                                                   ------------    ------------
INCOME (LOSS) FOR THE YEAR                              179,158      (1,072,481)

DEFICIT - BEGINNING OF YEAR                          (1,935,960)       (863,479)
                                                   ------------    ------------
DEFICIT - END OF YEAR                                (1,756,802)     (1,935,960)
                                                   ============    ============
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE               $0.09          $(0.56)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        1,911,521       1,910,919
                                                   ============    ============




              The accompanying notes are an integral part of these
                        consolidatedfinancial statements.

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



                                                       2004            2003
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Income (loss) for the year                              179,158      (1,072,481)
Items not affecting cash
     Amortization of capital assets                           -          13,527
     Depreciation, depletion and impairment              44,187         580,101
     Impairment of amounts receivable
         and bridge loan                                      -         169,322
     Write-off of capital assets                              -          63,798
     Gain on abandonment of subsidiary                 (204,770)              -
     Unrealized foreign exchange loss                         -          13,257
     Write-off (recoveries) of other assets             (11,250)        173,115
     Other income                                        (3,785)              -
Decrease (increase) in amounts receivable
     and prepaids                                           166          (3,963)
Decrease in accounts payable and
     accrued liabilities                                   (208)        (46,597)
                                                   ------------    ------------
                                                          3,498        (109,921)
                                                   ------------    ------------
INVESTING ACTIVITIES

Additions to oil and gas properties                     (60,908)       (246,094)
Proceeds from sale of oil and gas properties             89,814               -
Other assets                                              4,310         234,031
                                                   ------------    ------------
                                                         33,216         (12,063)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                     -          11,000
Deferred acquisition costs                                    -         (12,675)
Advances received                                        28,000           9,548
                                                   ------------    ------------
                                                         28,000           7,873
                                                   ------------    ------------
NET INCREASE (DECREASE) IN CASH                          64,714        (114,111)

CASH - BEGINNING OF YEAR                                 36,207         150,318
                                                   ------------    ------------
CASH - END OF YEAR                                      100,921          36,207
                                                   ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


1.       NAME CHANGE AND NATURE OF OPERATIONS AND GOING CONCERN

         Baradero Resources Limited (the "Company") was involved in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in oil and gas properties. The Company subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its oil and gas subsidiary and no longer holds any oil and gas interests. See Notes 3 and 4. The Company is currently assessing its business opportunities.

         Effective June 3, 2004, the Company changed its name from California Exploration Ltd. to Baradero Resources Limited.

         As at  May  31,  2004,  the  Company  had  an  accumulated  deficit  of
         $1,756,802, working capital of $96,135 and advances payable of $127,548. The Company will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP which necessarily involves the use of estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         The consolidated financial statements includes the accounts of the Company and the activities of its wholly- owned subsidiary, California Exploration Inc. ("CalEx"), to May 31, 2004. Effective May 31, 2004, the Board of Directors of the Company determined to abandon CalEx, resulting in a gain of $204,770 for liabilities of CalEx previously recognized by the Company. The Company no longer accounts for the activities of CalEx.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CASH EQUIVALENTS

         Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

         OIL AND GAS PROPERTIES

         Capitalized Costs

         The Company follows the full cost method of accounting for oil and gas operations. Under this method all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by- country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

         Depletion and Depreciation

         Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven oil and gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

         Ceiling Test

         In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

         JOINT OPERATIONS

         Substantially all of the Company's oil and gas exploration activities were conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

         LONG-TERM INVESTMENTS

         Long-term investments are accounted for using the cost method.

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         REVENUE RECOGNITION

         The Company recognizes oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         CONCENTRATION OF CREDIT RISK

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions.


3.       CHANGE IN REPORTING CURRENCY

         For the 2004 fiscal year, on a retroactive basis, the Company changed its reporting currency from United States dollars to Canadian dollars to reflect the Company's activities at the end of the 2004 fiscal year. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

         The figures for the 2003 fiscal year as reported in Canadian dollars versus United States dollars include a net loss for the year of $1,072,481 versus US $699,602 and a deficit as at May 31, 2003, of $1,935,960 versus US $1,250,220.

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


4.       OIL AND GAS PROPERTIES

                                                       2004            2003
                                                         $               $

         Evaluated property                                   -          78,686
         Accumulated, depreciation, depletion
             and impairment                                   -          (5,593)
                                                   ------------    ------------
                                                              -          73,093
                                                   ============    ============


         During the 2004 fiscal year, the Company sold its 3% interest in oil and gas leases ( the "West Ranch Field') located in Jackson County, Texas, USA, for $89,814, which was the net carrying cost at the time of disposition. The Company subsequently participated in the drilling of an unsuccessful well in Alberta, Canada at a cost of $30,191.

         As at May 31, 2004, the Company does not hold any oil and gas interests.


5.       OTHER ASSETS

                                                       2004            2003
                                                         $               $

         Secure One Inc. (a)                             15,239          15,764
         Halo Resources Ltd. (b)                         11,250               -
                                                   ------------    ------------
                                                         26,489          15,764
                                                   ============    ============

         (a) During the 2004 fiscal year, the Company sold 20,000 common shares of Secure One Inc. ("Secure") (formerly Westone Ventures Inc.), for net proceeds of $4,310, realizing a gain of $3,785. The quoted market value of the remaining 580,000 common shares of Secure at May 31, 2004, was $104,400.

         (b) During the 2004 fiscal year, the Company received 15,000 common shares of Halo Resources Ltd. ("Halo") (formerly Trimark Energy Ltd.), a public company with common officers and directors, as part of its recovery of accounts receivable, as described in Note 7(b). The quoted market value of the Halo shares at May 31, 2004, was $11,250.


6.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued -
                                                      NUMBER
                                                    OF SHARES            $

         Balance, May 31, 2002                        1,897,771       1,740,878

         Shares issued on exercise of warrants           13,750          11,000
                                                   ------------    ------------
         Balance, May 31, 2003 and May 31, 2004       1,911,521       1,751,878
                                                   ============    ============

         (a) On June 3, 2004, the Company completed a consolidation of its share capital on a 1 new for 4 old basis. All share balances have been adjusted accordingly.

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)



6.       SHARE CAPITAL (continued)

         (b) As at May 31, 2004, 489,113 shares are held in escrow and are being released at six months intervals over a period ending September 27, 2007.

         (c) A summary of the Company's options at May 31, 2004 and May 31, 2003 and the changes for the years ending on those dates is presented below:


                                                               2004                            2003
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      NUMBER         EXERCISE         NUMBER         EXERCISE
                                                    OF OPTIONS        PRICE        OF OPTIONS         PRICE
                                                                        $                               $

                  Balance, beginning of year            158,750        1.68             271,250        1.96
                  Expired / cancelled                  (158,750)       1.68            (112,500)       2.40
                                                   ------------                    ------------
                  Balance, end of year                        -                         158,750        1.68
                                                   ============                    ============



7.       RELATED PARTY TRANSACTIONS

         (a) During the 2004 fiscal year the Company was charged a total of $38,800 (2003 - $43,914) for accounting, administration, management and consulting services provided by the former President of the Company and by a company controlled by the current President of the Company. As at May 31, 2004, $2,235 remained unpaid and is included in accounts payable and accrued liabilities.

         (b) During the 2003 fiscal year the Company wrote-off accounts receivable of $138,319 for unpaid joint interest billings to Halo. During the 2004 fiscal year, the Company negotiated a settlement with Halo and third parties in which it received 15,000 Halo shares and $12,912 cash, recognizing a recovery of $24,162.

         (c) The Company has received ongoing advances from a shareholder and from a private corporation owned by the current President of the Company. As at May 31, 2004, $127,548 remained outstanding. The advances are non-interest bearing and are due and payable on June 30, 2005.

         (d) During the 2002 fiscal year the Company provided a loan of $55,300 to a former President of the Company to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. As at May 31, 2004, 75,000 Loan Shares remain pledged as security for the $47,400 promissory note. This amount has been charged to share capital.

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


8.       INCOME TAXES

         As at May 31, 2004, the Company has accumulated non-capital losses of approximately $321,000 and cumulative exploration expenses of approximately $30,000 carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2009 through 2010. The cumulative exploration expenses can be carried forward indefinitely.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


9.       SEGMENTED INFORMATION

         During the 2004 and 2003 fiscal years, the Company operated in one industry segment, the exploration for and the development of petroleum and natural gas. As at May 31, 2004, the Company only holds corporate assets in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                   --------------------------------------------
                                                                       2004
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES      INCOME (LOSS)
                                                         $               $               $

         Oil and gas operations - United States               -          98,904          77,682
         Oil and gas operations - Canada                      -               -         (30,191)
         Corporate - Canada                             137,713               -         131,667
                                                   ------------    ------------    ------------
                                                        137,713          98,904         179,158
                                                   ============    ============    ============

                                                   --------------------------------------------
                                                                       2003
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES      INCOME (LOSS)
                                                         $               $               $

         Oil and gas operations - United States          71,875          22,064        (838,245)
         Corporate - Canada                              63,654               -        (234,236)
                                                   ------------    ------------    ------------
                                                        135,533          22,064      (1,072,481)
                                                   ============    ============    ============

10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating and investing activities were conducted by the Company as follows:


                                                       2004            2003
                                                         $               $

         Operating activity
             Recoveries of other assets                  11,250               -
                                                   ============    ============

         Investing activity
             Additions to marketable securities         (11,250)              -
                                                   ============    ============

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)

10.      SUPPLEMENTARY CASH FLOW INFORMATION (continued)


         Other supplementary cash flow information:

                                                       2004            2003
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============

                           BARADERO RESOURCES LIMITED
                     (formerly California Exploration Ltd.)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         FOR THE YEAR ENDED MAY 31, 2004


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at October 8, 2004 and should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the years ended May 31, 2004 and 2003 of Baradero Resources Limited. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company was engaged in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in its oil and gas properties. It subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its wholly-owned oil and gas subsidiary, California Exploration Inc. ("CalEx") and no longer holds any oil and gas interest. The Company is currently assessing its business opportunities.

Effective June 3, 2004, the Company consolidated its share capital on a 1 new for 4 old basis and changed its name from California Exploration Ltd. to Baradero Resources Limited. The Company is a reporting issuer in British Columbia, Alberta and Yukon. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "BRH" and on the OTCBB under the symbol "BRHAF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

RESOURCE PROJECTS

West Ranch Field, Texas

Effective March 1, 2004, the Company sold its 3% working interest in the West Ranch Field, Texas, at its net carrying cost of $89,814.

High Noon Prospect, Alberta

During May 2004, the Company participated in the drilling of an 1,800 foot offset well in Alberta, at a cost of $30,191. The well was drilled and logged and the logs indicated that the drill hole came in low to the offset producer to the south by eight meters. This resulted in the sands being poorly developed and wet. At the recommendation of the operator, the well was plugged and abandoned.

SELECTED FINANCIAL DATA

The consolidated financial statements for the 2004 fiscal year include the accounts of the Company and the operations of its wholly-owned subsidiary, CalEx, to May 31, 2004. Effective May 31, 2004, the Board of Directors of the Company determined to abandon CalEx, resulting in a gain of $204,770 for reversal of liabilities of CalEx previously recognized by the Company on consolidation. The Company no longer accounts for the activities of CalEx.

For the 2004 fiscal year, on a retroactive basis, the Company changed its reporting currency from United States dollars to Canadian dollars to reflect the Company's activities at the end of the 2004 fiscal year. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                                                   --------------------------------------------
                                                                YEARS ENDED MAY 31,
                                                   --------------------------------------------
                                                       2004            2003            2002
                                                         $               $               $

OPERATIONS:

Revenues                                                 98,904          22,064               -
Income (loss)                                           179,158      (1,072,481)       (640,944)
Basic and diluted income (loss) per share                  0.09           (0.56)          (0.39)
Dividends per share                                           -               -               -

BALANCE SHEET:

Working capital                                          96,135        (173,391)       (108,911)
Total assets                                            137,713         135,533       1,257,671
Total long-term liabilities                             127,548          99,548          90,000


The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                                  --------------------------------------    ----------------------------------------
                                             FISCAL 2004                                FISCAL 2003
                                  --------------------------------------    ----------------------------------------
                                   MAY 31   FEB. 29    NOV. 30   AUG. 31     MAY 31    FEB. 28    NOV. 30    AUG. 31
                                     $         $          $         $          $          $          $          $

OPERATIONS:

Revenues                           35,014    27,686     21,920    14,284     22,064          -          -          -
Net income (loss)                 199,353   (21,354)    (1,451)    2,610   (164,617)   (31,172)  (284,429)  (592,263)
Basic and diluted loss per share     0.10     (0.01)     (0.00)     0.00      (0.09)     (0.02)     (0.15)     (0.31)
Dividends per share                     -         -          -         -          -          -          -          -

BALANCE SHEET:

Working capital                    96,135  (192,395)  (167,765) (172,463)  (173,391)  (158,628)   (73,844)  (169,621)
Total assets                      137,713   139,205    140,756   138,441    135,533    272,465    382,336    667,466
Total long-term liabilities       127,548   102,548    102,548    99,548     99,548     99,548     90,000     90,000



RESULTS OF OPERATIONS

With the sale in March 2004 of the Company's working interest in the West Ranch Field, it no longer has any significant operations and is currently reviewing potential business opportunities or asset acquisitions which may, or may not, remain in the natural gas and petroleum industry.

During the 2004 fiscal year the Company reported a net income of $179,158 ($0.09 per share), an increase of $1,251,639 compared to a loss of $1,072,481 in fiscal 2003.

Oil and gas sales for 2004 was $98,904, compared to $22,064 in 2003. Revenues from oil and gas sales in fiscal 2003 were for five months, from January 2003 to May 2003, and in fiscal 2004, were generated for a period of seven months, from June 2003 to February 2004. Effective March 1, 2004, the Company sold its West Ranch Field well. Production costs in fiscal 2003 were $4,870 compared to $28,741 in fiscal 2004.

During fiscal 2003 the Company recorded an impairment charge of $574,508, reflecting its share of unsuccessful drilling activities and related acquisition costs on abandonment of the regional California prospects and the Michigan exploratory well. During fiscal 2004 the Company recorded a $13,996 depletion charge on the West Ranch Field oil and gas leases and an impairment charge of $30,191 for the Company's share of drilling costs on the High Noon Prospect.

General and administration costs decreased by $19,290, from $99,139 in 2003 to $79,849 in 2004. The decrease in costs were as a result of the Company's reduced operations. The Bakersfield office was closed and corporate activities were reduced during fiscal 2003. The Company also wrote-off $63,798 in fiscal 2003 on the remaining capital assets as a result of the closure of the Bakersfield office.

During fiscal 2004 the Company recorded a gain of $204,770 for liabilities of CalEx which amounts were previously recognized on the consolidation of CalEx in fiscal 2003. With the abandonment of CalEx, the Company no longer recognized these liabilities. The Company also negotiated a recovery of old receivables due from Halo Resources Ltd. ("Halo") in which it received 15,000 common shares of Halo and $12,912 cash, for a total recovery of $24,162. In fiscal 2003 the Company wrote-off $138,319 of receivables from Halo.

During fiscal 2003 the Company wrote-off $169,322 relating to a $150,000 bridge loan and related costs due from Optimal Power Systems Ltd., a private company in which the Company had proposed to acquire.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at May 31, 2004, the Company had an accumulated deficit of $1,756,802, working capital of $96,135 and advances payable of $127,548. The Company also held marketable securities with a quoted market value, at May 31, 2004, of $115,650. The Company will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the May 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies adopted by the Company in fiscal 2004.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2004 the Company was charged a total of $38,800 (2003 - $43,914) for accounting, administration, management and consulting services provided by the former President of the Company and by a company controlled by the current President of the Company. As at May 31, 2004, $2,235 remained unpaid and is included in accounts payable and accrued liabilities.

During fiscal 2003 the Company wrote-off accounts receivable of $138,319 for unpaid joint interest billings to Halo. During fiscal 2004, the Company negotiated a settlement with Halo and third parties in which it received 15,000 Halo shares and $12,912 cash, recognizing a recovery of $24,162.

The Company has received ongoing advances from the President and from a private corporation owned by the current President of the Company. As at May 31, 2004, $127,548 remained outstanding. The advances are non-interest bearing and are due and payable on June 30, 2005.

INVESTOR RELATIONS ACTIVITIES

The Company did not engage any outside consultants to provide investor relations activities during fiscal 2004. All investor relations activities are provided by the Company's directors and officers.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at May 31, 2004 and 2003 there were 1,911,521 issued common shares (reflecting the consolidation of its share capital on a 1 new for 4 old basis on June 3, 2004). All share balances have been adjusted accordingly. No shares were issued in fiscal 2004. As at May 31, 2004, there were no outstanding stock options or warrants.

                                 FORM 52-109FT1

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, President of BARADERO RESOURCES LIMITED and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Baradero Resources Limited for the year ending May 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:    October 12, 2004

         /s/ Nick DeMare
         ----------------
         Nick DeMare
         President

                                 FORM 52-109FT1

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD


I, NICK DEMARE, CHIEF EXECUTIVE OFFICER of BARADERO RESOURCES LIMITED,certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of BARADERO RESOURCES LIMITED for the year ending May 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:    Ocotber 12, 2004

         /s/ Nick DeMare
         -----------------------
         Nick DeMare
         Chief Executive Officer